# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intelligent Group Ltd, CIK 0001916416
CUSIP: G48047115
Title of class of securities: Class A ordinary shares, US$0.0002 par value per share
Address of issuer's principal executive offices: Unit 1203C, Level 12, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002098904

## Reporting persons
- VL Prime Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 450,225; shared voting power 0; sole dispositive power 450,225; shared dispositive power 0; aggregate amount beneficially owned 450,225 (29.3% of the class)
  Comment: (1) Representing 375,225 Class A ordinary shares and 75,000 Class B ordinary shares directly held by VL Prime Capital Limited.
  
  (2) Calculated based on 1,537,500 ordinary shares, being the sum of 29,250,000 Class A ordinary shares and 1,500,000 Class B ordinary shares as a single class issued and outstanding as of November 28, 2025, according to the prospectus filed under Rule 424(b)(3) by the Issuer with the Securities and Exchange Commission on November 28, 2025, and giving effect to the 1-for-20 reverse stock split of the Issuer's ordinary shares, which became effective on February 17, 2026. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.
- Spring Cow Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 450,225; sole dispositive power 0; shared dispositive power 450,225; aggregate amount beneficially owned 450,225 (29.3% of the class)
  Comment: (1) Representing 375,225 Class A ordinary shares and 75,000 Class B ordinary shares directly held by VL Prime Capital Limited, a limited liability company incorporated in British Virgin Islands, which is owned by Spring Cow Capital Limited as to 99% and Hong Kong Maysunshine Investment Management Co., Limited, a limited liability company incorporated in Hong Kong, as to 1%, respectively. Details are set forth in Item 4.
  
  (2) Calculated based on 1,537,500 ordinary shares, being the sum of 29,250,000 Class A ordinary shares and 1,500,000 Class B ordinary shares as a single class issued and outstanding as of November 28, 2025, according to the prospectus filed under Rule 424(b)(3) by the Issuer with the Securities and Exchange Commission on November 28, 2025, and giving effect to the 1-for-20 reverse stock split of the Issuer's ordinary shares, which became effective on February 17, 2026. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.
- Wai Lau: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 450,225; sole dispositive power 0; shared dispositive power 450,225; aggregate amount beneficially owned 450,225 (29.3% of the class)
  Comment: (1) Representing 375,225 Class A ordinary shares and 75,000 Class B ordinary shares directly held by VL Prime Capital Limited, a limited liability company incorporated in British Virgin Islands, which is owned by Spring Cow Capital Limited, a limited liability company incorporated in British Virgin Islands, as to 99% and Hong Kong Maysunshine Investment Management Co., Limited, a limited liability company incorporated in Hong Kong, as to 1%, respectively. Spring Cow Capital Limited is owned by Ms. Wai Lau as to 99% and Hong Kong Maysunshine Investment Management Co., Limited as to 1%, respectively. Details are set forth in Item 4.
  
  (2) Calculated based on 1,537,500 ordinary shares, being the sum of 29,250,000 Class A ordinary shares and 1,500,000 Class B ordinary shares as a single class issued and outstanding as of November 28, 2025, according to the prospectus filed under Rule 424(b)(3) by the Issuer with the Securities and Exchange Commission on November 28, 2025, and giving effect to the 1-for-20 reverse stock split of the Issuer's ordinary shares, which became effective on February 17, 2026. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

## Item 1. Issuer
Name of issuer: Intelligent Group Ltd
Address of issuer's principal executive offices: Unit 1203C, Level 12, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong

## Item 2. Person Filing
Name of person filing:
VL Prime Capital Limited
Spring Cow Capital Limited
Wai Lau
Address of principal business office or, if none, residence:
VL Prime Capital Limited - Unit 1203C, Level 12, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong
Spring Cow Capital Limited - Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands
Wai Lau - Unit 1203C, Level 12, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong
Citizenship:
VL Prime Capital Limited - British Virgin Islands
Spring Cow Capital Limited - British Virgin Islands
Wai Lau - Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.

On December 11, 2025, Spring Cow Capital Limited ("Spring Cow") and Hong Kong Maysunshine Investment Management Co., Limited ("Maysunshine") entered into an Instrument of Transfer, pursuant to which Spring Cow agreed to transfer 500 ordinary shares of VL Prime Capital Limited ("VL Prime") to Maysunshine in an aggregate consideration of US$500. On the same day, Ms. Wai Lau and Maysunshine entered into an Instrument of Transfer, pursuant to which Ms. Wai Lau agreed to transfer 500 ordinary shares of Spring Cow to Maysunshine in an aggregate consideration of US$500 (collectively, the "Share Transfer").

As part of the Share Transfer, each of VL Prime and Spring Cow restated and amended its memorandum and articles of association (the "M&AA"). Pursuant to the restated and amended M&AAs, the board of directors of each of VL Prime and Spring Cow consists of three directors, of which Maysunshine is entitled to designate two directors, including the chairman of the board, with the board actions being approved by a simple majority of the directors. Under these governance arrangements, notwithstanding its equity interest of 1% in each of VL Prime and Spring Cow, Maysunshine is able to direct the board decisions of each of VL Prime and Spring Cow, including the matters relating to investments and asset disposals. Accordingly, following the completion of the Share Transfer, Spring Cow and Ms. Wai Lau are deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, to share the voting power and dispositive power with Maysunshine with respect to the 375,225 Class A ordinary shares and 75,000 Class B ordinary shares of the Issuer held of record by VL Prime, representing approximately 79.1% of the total voting power at general shareholders meeting of the Issuer as of February 17, 2026.
Percent of class: The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Sole power to vote or to direct the vote: The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- VL Prime Capital Limited: /s/ Wai Lau, Wai Lau/Director (03/02/2026)
- Spring Cow Capital Limited: /s/ Wai Lau, Wai Lau/Director (03/02/2026)
- Wai Lau: /s/ Wai Lau, Wai Lau (03/02/2026)